

Mail Stop 7010

July 26, 2007

Mr. Jack L. Hollander, Senior Vice President
Atlas Resources Public #17 – 2007 Program
Atlas Resources, LLC
311 Rouser Road
Moon Township, Pennsylvania 15108

> **Re: Atlas Resources Public #17 – 2007 Program**
> **Registration Statement on Form S-1**
> **Filed June 27, 2007**
> **File No. 333-144070**

Dear Mr. Hollander:

We have reviewed your filing and have the following comments. We have not completed the engineering review. We may issue additional comments, if any, under a separate cover. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed June 27, 2007

General

1. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

2.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials.

Risks Factors, page 16

Risk Associated with Marcellus Shale, page 16

3.   Please revise the caption to reference the risks associated with the Marcellus Shale.

4.   Revise the text to remove the mitigating clause, "Although the wells drilled by the partnership to the Marcellus Shale are classified as development wells."

Capitalization and Source of Funds and Use of Proceeds, page 36

5.   We note that the managing general partner's capital contribution "must be at least 25% of all capital contributions." Please briefly discuss, or cross-reference, what would cause the managing general partner's capital contribution to exceed 25% of all the capital contributions.

Managing General Partner Capital, page 38

6.   Please explain why you estimated the lease costs based on the estimated number of net wells that will be drilled with the amount of available subscription proceeds. We note that the managing partner believes that the estimated lease cost is less than the fair market value of the leases, as noted on page 42. Explain the basis for such belief.

Drilling Contracts, page 42

7.   Explain why the fee per well for administration and oversight at the Marcellus Shale primary area exceeds by $30,000 the fee per well in other areas.

Per Well Charges, page 45

8.   We note that the managing general partner will be reimbursed for "all the direct expenses" it incurs on behalf of the partnership. Please identify such direct expenses.

Officers, Directors, and Other Key Personnel of Managing General Partner, page 69

9.   In Mr. Jones' biography, indicate the percentage of his time that he will devote to the general partner and affiliated entities as you have done for the other officers and directors.

10.   If material, rather than indicating that the information will be provided "on request," expand the disclosure regarding the management of the named affiliates to provide the referenced biographical information. For example, it appears that the information regarding Atlas Management would be meaningful, given the arrangements described on pages 76-78.

Organizational Diagram and Security Ownership of Beneficial Owners, page 72

11.   In the introductory paragraph, please clarify the relationship of Atlas Resources, LLC, Managing General Partner with the partnerships.   Also revise the chart as necessary. The solid line linking the managing general partner and the partnerships suggests that their relationship is similar to the relationship of the other similarly linked entities.

12.   Advise why you included the chart on page 74 illustrating Atlas Resources Public #16-2007(A) L.P. and (B) L.P. relationship with Atlas America Inc.

Remuneration of Officers and Directors, page 76

13.   Please clarify whether officers or directors of the managing partner will receive any remuneration from the partnerships. We note the statement indicating that they will not receive "any direct remuneration." Please explain the meaning of the term "direct" in this context.   Also explain the meaning of the statement "the partnerships do not directly employ any persons" under "Code of Business Conduct and Ethics." In this regard, we refer you to the disclosure on page 66 under "Managing General Partner and Operator" where you disclose that the partnerships have "no officers, directors or employees."

Transactions with Management and Affiliates, page 76

14.   Please further expand to clarify, if correct, that only a portion of the amounts reimbursable to Atlas America will be attributable to services that will be provided to the partnerships.

15.   When known, please describe the policies and procedures you will implement for the review, approval, or ratification of related party transactions. Discuss the standards that will be applied pursuant to the policies and procedures. Also identify the types of transactions that will be covered by the policies and procedures and the persons or groups of persons who will be responsible for applying the policies and procedures. State whether the policies and procedures will be in writing and, if not, how the policies and procedures will be evidenced. See Item 404(b) of Regulation S-K.

Marcellus Shale Geological Formation in Western Pennsylvania, page 86

16.   Explain the term "a large frac treatment."

Signature page

17.   Please provide the signature of the principal accounting officer or controller.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding any accounting matters. Direct your questions regarding the engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Towner
        J. Gallagher
        R. Winfrey
        C. Moncada-Terry